                                                Filed pursuant to Rule 424(B)(3)
                                                      Registration No. 333-10749

                    Merrill Lynch Investment Partners Inc.

                            [PICTURE APPEARS HERE]

                                 ML Global
                                 Horizons L.P.

                        Monthly Statement October 1997
                        ==============================

                            [LOGO OF MERRILL LYNCH]

                            ML Global Horizons L.P.

Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") increased 1.83% during September to $147.06 per Unit on October 31, 1997 from $149.80 on September 30, 1997.

A plunge in the Hong Kong stock market, touched off by an attack on the local currency, shook financial markets around the world on October 23. The week of unprecedented volatility in the global equity markets carried through to other markets as well. For the month, losses in metals, energy, agriculture, stock index and interest rate markets offset profitable trading in currencies.

Following the U.S. equity market's plummet, the U.S. dollar dropped sharply during the last week of October, and while the dollar is often viewed as a haven for investors during times of turmoil, investors turned to several European currencies. On October 27, the dollar fell to a three-month low versus the British pound after Britain reiterated that it would not join Europe's planned common currency in 1999. The dollar also fell to five-month lows versus the Swiss franc, as the U.S. Federal Reserve's chairman, Alan Greenspan, left traders confident that the Fed would not raise interest rates soon. The downward price trend throughout October for the Canadian dollar was made worse by the drop in the U.S. dollar at month-end. Currency trading for the Fund recorded gains overall for the month.

Metals trading resulted in losses for the month, despite gains in base metals. Precious metals prices were volatile in October. Gold fell throughout most of the month, dropped sharply to its lowest price in over twelve years on October 25 and immediately rebounded on uncertainty over the Asian financial crisis and fears that tensions between the U.S. and Iraq would escalate. Silver prices moved similarly to those of gold. In base metals, copper prices moved with little direction before retreating amid perceptions that increased production and slack demand would lead to a glut.

In October, the U.S. bond market was supported by a flight to safety from plunging stocks around the world, as well as Greenspan's previously referenced comments. Similarly, Japanese 10-year bonds also moved higher throughout the month. French bond prices drifted lower for most of October, before a sharp rally on October 28, and then immediately returned to lower levels. Trading in U.S. Treasury bonds was mixed, while trading in Japanese 10-year bonds resulted in profits which were offset by losses in French bonds.

                           ------------------------

In September 1997, ARA Portfolio Management Company, L.L.C. returned to trading its Gamma Program on behalf of the Fund.

As of November 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                                                     % Allocation
---------------                                                     ------------
Chesapeake Capital Corporation                                             37.00
John W. Henry & Company, Inc.                                              24.00
ARA Portfolio Management Company, L.L.C.                                   13.50
Willowbridge Associates Inc.                                                9.50
Graham Capital Management, L.P.                                             9.50
Di Tomasso Group Inc.                                                       6.50
                                                                          ------
                                                                          100.00

While extreme market volatility presents profit opportunities, of more importance during these periods is the management of risk. We were heartened to see that the Fund's diversified portfolio of advisors managed risk well and preserved capital for more favorable market opportunities.

                                       Sincerely,
                                       John R. Frawley, Jr.
                                       President & Chief Executive Officer
                                       Merrill Lynch Investment Partners Inc.
                                       (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                           ML Global Horizons, L.P.
                               October 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (842,911 Units) at September 30, 1997              $126,271,084
Net Income/(Loss) for October 1997                                   (2,315,317)
Redemptions of 2,500 Units                                             (367,650)
Additions of 22,437 Units                                             3,299,585
                                                                   ------------
Net Asset Value (862,848 Units) at October 31, 1997                $126,887,702
                                                                   ============
Net Asset Value per Unit at October 31, 1997                       $     147.06
                                                                   ============

--------------------------------------------------------------------------------

                           Statement of Income/(Loss)

                                                                      October
                                                                      -------
Revenues:
  Realized Profit/(Loss)                                           $ (5,855,341)
  Change in Unrealized Profit/(Loss)                                  3,527,120
                                                                   ------------
Total Trading Results                                                (2,328,221)
  Interest Income                                                       520,404
                                                                   ------------
Total Revenues                                                       (1,807,817)

Expenses:
  Brokerage Commissions                                                 754,423
  Administrative Fees                                                    26,015
  Allocation of New Profit Share                                       (240,805)
  Incentive Fee Override                                                (32,133)
                                                                   ------------
Total Expenses                                                          507,500
                                                                   ------------
Net Income/(Loss)                                                  $ (2,315,317)
                                                                   ============

--------------------------------------------------------------------------------
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                       /s/ MICHAEL A. KARMELIN
                                       -----------------------------------------
                                           Michael A. Karmelin
                                           Chief Financial Officer
                                           Merrill Lynch Invesment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0095

                                                                         GLHORZN